Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS Pop Media Group, LLC As of March 31, 2016 and 2015, and for Each of the Three Fiscal Years in the Period Ended March 31, 2016 With Report of Independent Auditors

Pop Media Group, LLC
Consolidated Financial Statements
As of March 31, 2016 and 2015, and for Each of the
Three Fiscal Years in the Period Ended March 31, 2016

Report of Independent Auditors
The Board of Managers
Pop Media Group, LLC
We have audited the accompanying consolidated financial statements of Pop Media Group, LLC, which comprise the consolidated balance sheets as of March 31, 2016 and 2015, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for each of the three fiscal years in the period ended March 31, 2016, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pop Media Group, LLC at March 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP
Los Angeles, California
May 24, 2016

Pop Media Group, LLC

Consolidated Balance Sheets
(In Thousands)

	March 31
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$5,726	$10,801
Accounts receivable, net of allowance for doubtful accounts	17,668	14,742
Programming costs, net	13,878	2,309
Prepaid expenses and other current assets	1,006	760
Total current assets	38,278	28,612

Noncurrent assets:
Property and equipment, net	7,481	9,274
Programming costs, net	11,572	4,203
Amortizable intangible assets, net	20,478	25,706
Goodwill	152,034	152,034
Other assets	896	971
Total assets	$230,739	$220,800

Liabilities and members’ deficit
Current liabilities:
Accounts payable and other accrued liabilities	$11,055	$10,530
Due to related parties	6,760	7,299
Capital lease obligation	1,350	1,287
Deferred revenue	1,289	1,863
Accrued programming costs	8,636	5,069
Total current liabilities	29,090	26,048

Noncurrent liabilities:
Deferred rent	852	1,149
Due to related parties	270	839
Capital lease obligation	3,563	4,912
Deferred revenue	—	296
Accrued programming costs	3,513	—
Mandatorily redeemable Preferred Units	466,501	399,247
Total liabilities	503,789	432,491

Commitments and contingencies

Members’ deficit	(273,050)	(211,691)
Total liabilities and members’ deficit	$230,739	$220,800

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Operations
(In Thousands)

	Year Ended March 31
	2016	2015	2014
Revenues:
Advertising, including related-party advertising of $1,365, $1,230, and $1,869, respectively	$60,945	$54,689	$49,382
Subscriber fees	24,618	24,192	24,086
Other, including related-party revenue of $0, $0, and $4,798, respectively	874	167	4,939
Total revenues	86,437	79,048	78,407

Cost of services:
Programming, including related-party programming of $8,403, $9,446, and $7,702, respectively	39,615	38,677	36,704
Other direct costs	68	80	162
Total cost of services	39,683	38,757	36,866

Operating expenses:
Advertising	13,771	19,708	13,631
Selling, general, and administrative, including related-party expenses of $1,984, $3,128, and $1,497, respectively	28,374	29,816	30,336
Depreciation and amortization	7,777	7,814	8,031
Total operating expenses	49,922	57,338	51,998

Operating loss	(3,168)	(17,047)	(10,457)
Other income, net	(14)	(385)	1,213
Interest expense, net	(58,177)	(49,229)	(41,547)
Net loss from continuing operations	(61,359)	(66,661)	(50,791)

Loss from operations of discontinued business component (TV Guide Online Holdings, LLC)	—	—	(2,799)
Net loss	$(61,359)	$(66,661)	$(53,590)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Changes in Members’ Deficit
(In Thousands)

	Common Units		Accumulated
	Number	Amount	Deficit	Total

Balance at March 31, 2013	102	$81,791	$(163,144)	$(81,353)
Distribution to members of TV Guide Online Holdings, LLC	—	—	(10,087)	(10,087)
Net loss	—	—	(53,590)	(53,590)
Balance at March 31, 2014	102	81,791	(226,821)	(145,030)
Net loss	—	—	(66,661)	(66,661)
Balance at March 31, 2015	102	81,791	(293,482)	(211,691)
Net loss	—	—	(61,359)	(61,359)
Balance at March 31, 2016	102	$81,791	$(354,841)	$(273,050)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended March 31
	2016	2015	2014
Operating activities
Net loss	$(61,359)	$(66,661)	$(53,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,777	7,814	8,231
Loss (gain) on sale of property and equipment	14	391	(1,213)
Amortization of programming costs	28,438	23,782	19,979
Allowance for doubtful accounts	(294)	(282)	133
Interest accretion on Preferred Units and 10% dividend	57,654	48,543	40,342
Changes in operating assets and liabilities:
Accounts receivable	(2,632)	(1,724)	(595)
Programming costs	(47,376)	(25,929)	(14,174)
Prepaid expenses and other assets	(394)	1,032	(72)
Accounts payable and other accrued liabilities	525	(2,455)	1,248
Due to related parties	(1,108)	(1,568)	(3,804)
Deferred rent	(297)	(73)	1,079
Deferred revenue	(870)	(536)	(858)
Accrued programming costs	7,080	(3,905)	(5,806)
Net cash used in operating activities	(12,842)	(21,571)	(9,100)

Investing activities
Proceeds from sale of property and equipment	2	19	68
Additions to property and equipment	(772)	(1,341)	(4,256)
Net cash used in investing activities	(770)	(1,322)	(4,188)

Financing activities
Principal payments of capital lease obligations	(1,286)	(1,206)	(1,099)
Principal receipts from capital lease of property and equipment	223	216	212
Capital contribution from Preferred Unit holders	9,600	25,500	17,500
Net cash provided by financing activities	8,537	24,510	16,613

Net change in cash and cash equivalents	(5,075)	1,617	3,325
Cash and cash equivalents at beginning of year	10,801	9,184	5,859
Cash and cash equivalents at end of year	$5,726	$10,801	$9,184

Noncash investing and financing activities
Addition of property and equipment through capital lease	$—	$—	$166
Capital lease of property and equipment to a lessee	$—	$—	$1,365

See accompanying notes.

Pop Media Group, LLC
Notes to Consolidated Financial Statements
March 31, 2016
1. Description of Business, Organization and Basis of Presentation, and Liquidity
Description of Business
Pop Media Group, LLC, a limited liability company (“the Company” or “Pop”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. Formerly known as TV Guide Entertainment Group, LLC, in January 2015, the Company was rebranded as Pop, a multi-platform destination dedicated to celebrating the fun of being a fan. The Company includes the operations of its consolidated subsidiaries, which include Pop Network, Pop Broadband, and Pop Network On Demand. The Company conducts substantially all of its business in the United States.
Pop is an entertainment network that features a mix of original and licensed series, specials, and movies. The Company also provides television guidance-related programming as well as localized program listings and descriptions. Pop Network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers. Pop Network On Demand and Pop Broadband are advertiser-supported, video-on-demand services featuring short- and long-form entertainment programs.
Organization and Basis of Presentation
Since 2009, the Company had been owned by Lionsgate Entertainment Corp. (“Lions Gate”) and One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank, N.A. Originally, Lions Gate owned 51% and OEP 49% of the Company. In addition, OEP reserved the option of buying another 1% of the Company under certain circumstances. The Company’s membership interests consisted of 51,000 Preferred Units and 51,000 B‑1 Common Units issued to Lions Gate, and 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) issued to OEP.
On March 26, 2013, CBS Corporation (“CBS”) acquired OEP’s 49% interest in the Company and purchased an additional 1% of Lions Gate’s interest. In connection with the transaction, OEP sold 49,000 Series A Preferred Units and 49,000 of Series B-1 Common Units to CBS, and Lions Gate sold 1,000 Series A Preferred Units and 1,000 Series B-1 Common Units to CBS. Following the transaction, Lions Gate and CBS each own 50% of the Company. The operating agreement contains joint control rights, as well as certain transfer restrictions and exit rights.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

1. Description of Business, Organization and Basis of Presentation, and Liquidity (continued)
On May 31, 2013, the Company distributed the assets and liabilities of TV Guide Online Holdings, LLC (“TVGuide.com”), then a wholly owned subsidiary of the Company, to another entity owned by the Company’s members. A subsidiary of CBS Corporation then purchased Lions Gate’s ownership share of TVGuide.com. As a result of this transaction, all revenues and expenses from TVGuide.com in the fiscal year ended March 31, 2014, are reflected on a net basis within discontinued operations in the consolidated statement of operations.
Liquidity
The members have entered into commitments to support, if required, the Company’s ability to continue as a going concern through March 31, 2017. After considering these commitments, management expects there to be sufficient operating cash flow to sustain the operations of the Company. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Reclassifications
The Company has made certain reclassifications to the prior year’s consolidated financial statements to conform to classifications in the current year. These reclassifications had no impact on previously reported results of operations.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.
Advertising Revenues
Advertising revenues are earned and recognized when the advertising unit is aired or displayed on the Company’s distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized for the actual audience impressions delivered. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides additional advertising time to the advertiser until the minimum audience guarantees have been met. A liability is recorded for the amount of the contractual fee that has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees
The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for subscriber fees, generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of Pop Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned. The Company defers launch incentive assets (capitalized incentives provided to a cable operator to facilitate the launch of a cable network) and amortizes the amounts on a straight-line basis over the contract period. The Company classifies the amortization of launch incentives as a reduction of revenue.
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights or advertising time on the other party’s network. Barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units are aired.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
For the fiscal years ended March 31, 2016, 2015, and 2014, the Company recognized barter revenues and expenses of $0.70 million, $0.05 million, and $0.25 million, respectively; such amounts are included in advertising revenues and programming cost of services, respectively, in the accompanying consolidated statements of operations.
Advertising Expenses
Marketing and promotion costs to promote the Company’s distribution platforms are expensed when incurred and are classified as advertising expense in the accompanying consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. At times throughout the year and at fiscal year-end, cash balances held at financial institutions were in excess of federally insured limits.
Programming Costs
Acquired and original licensed programs are carried at the lower of unamortized cost or net realizable value. The cost of acquired and original licensed programming is capitalized and a liability is recorded upon acceptance of the episodes acquired that are available for broadcast. The liability represents the present value of the contractual cash payments. The portion of the carrying value that will be amortized within one year is reported in current programming costs, and the remaining portion in noncurrent programming costs on the consolidated balance sheets.
All produced original programs are classified as noncurrent. Progress payments for produced original programs are recorded as programming costs when paid and are carried at the lower of cost or fair value.
Capitalized costs of acquired licensed programs are expensed over their license period or expected useful life if shorter on a straight-line basis. Licensed or produced original programs are expensed over their expected useful life on an accelerated basis.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
In the regular course of evaluating the remaining usefulness of various programming rights, if a program does not perform well or is otherwise not successful, then it is deemed to have little future programming value. In such instances, any remaining unamortized balance is expensed at the time of the decision to pull the program from the broadcast schedule.
For programs produced in-house by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced in-house are expensed over the economic life of the program in relation to revenues generated. If the content of the program relates to current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced in-house is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.
Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value, when acquired. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset.
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation or amortization are removed from the Company’s consolidated financial statements with the resulting gain or loss reflected in the Company’s results of operations. Repairs and maintenance expenses are expensed as incurred.
The estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture, and fixtures	3 - 7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	5 - 11 years

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.
Goodwill
Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company in the fiscal year 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more likely than not that the fair value of a reporting unit is less than its carrying value.
The Company first assesses qualitative factors to determine whether events or circumstances lead to the determination that the fair value of a reporting unit is less than its carrying value. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company performs the two-step impairment test. The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary. Under the first step, goodwill is considered potentially impaired if the fair value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill. Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated. The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit. The Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2016 and 2015. No goodwill impairment was identified.
Other Assets
Other assets include noncurrent prepaid expenses, security deposits, and a lease receivable for certain property and equipment.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Share-Based Compensation
The Company measures all share-based awards using a fair value method and recognizes the related share-based compensation expense in the consolidated financial statements over the requisite service period.
Income Taxes
The Company mainly operates as limited liability companies (there are two corporate entities within the consolidated group that are not limited liability companies); therefore, any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company’s tax returns and the amounts of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the fiscal years ended March 31, 2016, 2015, and 2014, included in selling, general, and administrative expenses. The Company paid $18,800, $20,900, and $32,600 in taxes for the fiscal years ended March 31, 2016, 2015, and 2014, respectively.
The Company’s tax returns and the amount of allocable profit or loss are subject to examination by federal taxing authorities for the fiscal year ended March 31, 2013, and forward, and by state taxing authorities for the fiscal year ended March 31, 2012, and forward. If such examinations change the Company’s profits or losses, the income tax liability of the members may also change.
Fair Value of Financial Instruments
Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to their short maturities.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in preparing the accompanying consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the economic useful life for acquired programming amortization; estimating the useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming costs, property and equipment, goodwill, and amortizable intangible assets. Actual results could differ from such estimates.
Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the fiscal years ended March 31, 2016, 2015, and 2014, no single customer generated revenues in excess of 10% of total revenues. As of March 31, 2016 and 2015, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectibility. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.
Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
The Company primarily applies the income and market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.
A fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update relating to the recognition of revenue from contracts with customers, which will supersede most current U.S. GAAP revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The guidance, as issued, will be effective for the fiscal year beginning April 1, 2018, and can be applied either retrospectively or under a cumulative-effect transition method. The Company is currently evaluating the effect that the adoption of this new guidance will have on its consolidated financial statements.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU is effective for fiscal years beginning on or after January 1, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect and methodology of adopting this new accounting guidance upon the Company’s consolidated financial statements.
Subsequent Events
The Company has evaluated all events and transactions subsequent to March 31, 2016, through the date of issuance, May 24, 2016. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements. The Company received contributions of $8.0 million from the Preferred Unit holders subsequent to March 31, 2016.
3. Accounts Receivable

Accounts receivable consist of the following (in thousands):

	March 31
	2016	2015

Accounts receivable	$18,545	$15,912
Allowance for doubtful accounts	(877)	(1,170)
Accounts receivable, net	$17,668	$14,742

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

4. Property and Equipment
Property and equipment consist of the following (in thousands):

	March 31
	2016	2015

Equipment under capital lease	$12,231	$12,231
Furniture and fixtures	1,135	1,130
Computer equipment and software	4,013	3,280
Machinery and equipment	2,009	2,001
Leasehold improvements	3,037	3,037
	22,425	21,679
Less accumulated depreciation and amortization	(14,944)	(12,405)
Property and equipment, net	$7,481	$9,274
Depreciation and amortization expense related to property and equipment was $2.5 million, $2.6 million, and $2.7 million for the years ended March 31, 2016, 2015, and 2014, respectively, including amortization of equipment under capital leases of $1.2 million in each year. Accumulated amortization of equipment under capital leases was $8.3 million and $7.1 million at March 31, 2016 and 2015, respectively. All capitalized software costs were fully amortized as of both March 31, 2016 and 2015.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

5. Programming Costs
Programming costs consist of the following (in thousands):

	March 31
	2016	2015
Produced programs:
Completed	$10,292	$3,130
In-production	4,081	3,573

Licensed programs:
Acquired and Original	21,107	5,243
Prepaid	2,485	183
Total programming costs	37,965	12,129

Accumulated amortization	(12,515)	(5,617)
Total programming costs, net	25,450	6,512

Programming costs, current portion	(13,878)	(2,309)
Programming costs, net of current portion	$11,572	$4,203
The Company estimates that 100% of completed produced programs, net of accumulated amortization will be amortized during the one-year period ending March 31, 2017.
The acquired and original licensed programming costs balance at March 31, 2016 and 2015, reflects all accepted episodes available for broadcast. There are additional episodes contractually committed under the license or production agreements that will be accepted in future periods. Amortization expense related to all programming costs for the fiscal years ended March 31, 2016, 2015, and 2014, was $28.4 million, $23.8 million, and $20.0 million, respectively, which includes impairment costs of $2.8 million, $4.5 million, and $6.6 million for the fiscal years ended March 31, 2016, 2015, and 2014, respectively.
The produced programming costs balance consists of all capitalized costs for episodes in production or completed as of March 31, 2016 and 2015.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

6. Amortizable Intangible Assets
Amortizable intangible assets consist of customer relationships as follows (in thousands):

	Weighted		March 31
	Average	Range of	2016			2015
	Remaining Life in Years	Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	4	1 - 4	$58,440	$(37,962)	$20,478	$58,440	$(32,734)	$25,706

The aggregate amount of amortization expense associated with the Company’s intangible assets for the fiscal years ended March 31, 2016, 2015, and 2014, was $5.2 million, $5.2 million, and $5.5 million, respectively. The estimated aggregate amortization expense for each of the fiscal years ending March 31, 2017 through 2019, is $5.2 million and, for the fiscal year ending March 31, 2020, is $4.8 million.
7. Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 31
	2016	2015

Accounts payable	$3,416	$3,401
Payroll-related accruals	2,248	2,047
Minimum audience guarantees	1,462	1,656
Advertising accruals	1,088	1,639
Customer credits	179	377
Deferred rent	295	246
Other	2,367	1,164
	$11,055	$10,530

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

8. Accrued Programming Costs
Accrued programming costs represent future minimum payments, as required by contracted license and production agreements, relating to the purchase of programming that has been delivered as of March 31, 2016 and progress payments due for programming that is not yet available to the Company. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations on delivered episodes.
Accrued programming costs at March 31, 2016 and 2015, include the present value of payments remaining on delivered licensed episodes using a discount rate of 3.25%.
At March 31, 2016, the Company has accrued for programming costs of $12.1 million, including de minimis imputed interest, of which $8.6 million is payable in the fiscal year ending March 31, 2017.
9. Long-Term Obligations
Lease Obligations

Future minimum lease payments under capital and noncancelable operating leases at March 31, 2016, are as follows (in thousands):

	Capital Leases	Operating Leases
Fiscal year ended March 31:
2017	$1,635	$1,528
2018	1,600	1,533
2019	1,600	1,401
2020	667	612
2021	—	631
Thereafter	—	320
Total future minimum lease payments	5,502	6,025
Less amount representing interest at 6.65% and 3.25% for capital leases	589	—
Net future minimum lease payments	$4,913	$6,025

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

9. Long-Term Obligations (continued)
The Company leases office premises and equipment. Certain of the Company’s operating leases have renewal options upon the expiration of current terms. The Company’s primary facilities are located in Playa Vista, California; Tulsa, Oklahoma; and New York, New York. Rent expense recorded to general and administrative expense was $1.3 million, $1.6 million, and $1.9 million for each of the fiscal years ended March 31, 2016, 2015, and 2014, respectively. This excludes rent of nil, nil, and $0.4 million for the fiscal years ended March 31, 2016, 2015, and 2014, respectively, for studio production facilities recorded as in-house production expense.
Other Long-Term Obligations
Other contractual commitments for the fiscal years ending March 31, 2017, 2018, 2019, 2020, 2021, and thereafter are $1.3 million, $1.2 million, $1.3 million, $0.5 million, $0.1 million, and nil, respectively, relating to service, music rights, and data license agreements.
Future minimum payments for programming that is not yet available to the Company and thus not reflected on the consolidated balance sheet at March 31, 2016, are, by fiscal year, as follows (in thousands):

Fiscal year ended March 31:
2017	$13,562
2018	6,107
2019	2,064
2020	1,380
2021	115
Thereafter	—
Total future minimum programming payments	23,228
The Company has accrued programming costs payable to related parties of $4.4 million and $4.8 million as of March 31, 2016, and 2015, respectively.
The Company also has contractual commitments of $9.6 million, $2.7 million, $0.5 million, $1.8 million, and $2.5 million for the fiscal years ending March 31, 2017, 2018, 2019, 2020, and 2021, respectively, to be paid to related parties for programming, as discussed in Note 12.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

10. Mandatorily Redeemable Preferred Units, Members' Deficit, and Share-Based Compensation
The Company had 100,000 mandatorily redeemable Preferred Units and 102,000 B-1 Common Units outstanding at March 31, 2016.
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019 at the stated value plus the dividend and any additional capital contributions less previous distributions. The Preferred Units were initially recorded based on their estimated fair value as determined using an option pricing model methodology, as a liability in the accompanying consolidated balance sheets.
The Preferred Units and the 10% dividend are being accreted through charges to interest expense up to their redemption amounts over the ten-year period to the redemption date. No amounts were paid to the Preferred Unit holders during any period presented. During the fiscal years ended March 31, 2016, 2015 and 2014, the Company received contributions of $9.6 million, $25.5 million and $17.5 million, respectively from the Preferred Unit holders.
The Preferred Units are the only voting units; additionally, only the Preferred Unit holders can elect the board of managers. Assuming no additional distributions, dividends, or additional capital contributions, the redemption amount would be $711.7 million at May 28, 2019. The redemption value as of March 31, 2016, based on the stated value and the dividend earned through that date, is $517.7 million. The Company estimates the fair value using a discounted cash flow analysis based on the expected cash flows. The analysis reflects the contractual terms, including the period to maturity at May 28, 2019, and uses a discount rate of 13.5% and 15.5% at March 31, 2016 and 2015, respectively, commensurate with the associated risk. The fair value at March 31, 2016 and 2015, is as follows (in thousands):

	March 31, 2016		March 31, 2015
	Carrying Value	Estimated Fair Value (Level 3)	Carrying Value	Estimated Fair Value (Level 3)

Mandatorily Redeemable Preferred Units	$466,501	$229,000	$399,247	$210,000
The board of managers has authorized the issuance of up to 8,889 Series B‑2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vest if there is an exit event, as defined, with a return to

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

10. Mandatorily Redeemable Preferred Units, Members’ Deficit, and Share-Based Compensation (continued)
members upon exit of between 350% and 500% or more of the members’ investment. During the fiscal year ended March 31, 2010, the Company granted 3,556 B-2 Common Units to an employee. These units granted were valued at fair value at grant date and were being expensed as earned over the five-year vesting period until the employee separated from the Company in October 2012. There was no compensation expense for these units for the fiscal years ended March 31, 2016, 2015 and 2014.
11. Interest Expense

Interest expense, net consists of the following (in thousands):

	Year Ended March 31
	2016	2015	2014
Interest expense:
Preferred Units and dividend accretion	$57,654	$48,543	$40,342
Equipment under capital lease	372	452	524
Acquired programming	192	275	723
	58,218	49,270	41,589
Interest income	(41)	(41)	(42)
Interest expense, net	$58,177	$49,229	$41,547
12. Related-Party Transactions
Amounts due to related parties totaled $7.0 million and $8.1 million at March 31, 2016 and 2015, respectively, including $4.4 million and $4.8 million due to Lions Gate and CBS for accrued programming costs at March 31, 2016 and 2015, respectively. The Company is subject to various advertising and other media agreements with Lions Gate. For the fiscal years ended March 31, 2016, 2015, and 2014, under the agreements, the Company recognized $1.4 million, $1.2 million, and $1.9 million in advertising revenue, respectively.
The Company entered into various acquired programming agreements with Lions Gate and CBS. Under the agreements, the Company recognized $8.4 million, $9.4 million, and $7.7 million in programming expenses for the fiscal years ended March 31, 2016, 2015, and 2014, respectively.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

12. Related-Party Transactions (continued)
In addition, the Company is charged a shared service fee by Lions Gate for human resources, payroll management, corporate finance, information technology support, and general management services. The shared service fee for the fiscal years ended March 31, 2016, 2015, and 2014, was $0.7 million, $0.7 million, and $0.7 million, respectively. The Company is also charged a fee for allocated insurance premiums. The insurance charge was $0.2 million, $0.2 million, and $0.2 million for each of the fiscal years ended March 31, 2016, 2015, and 2014. The Company incurred compensation-related charges from CBS of $1.1 million, $1.8 million, and nil, for the fiscal years ended March 31, 2016, 2015, and 2014, respectively. The Company received facilities rent charges from CBS of nil, $0.3 million and $0.6 million for the fiscal years ended March 31, 2016, 2015 and 2014 respectively.
The Company received certain limited-run programming from CBS for which it paid no license fee.
13. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount that the Company might be required to pay by reason thereof, would have a material adverse effect on the consolidated financial condition or future operating results of the Company.
14. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes a discretionary match provision, matching employees’ voluntary contributions up to $1,000 per employee through calendar year 2014. The discretionary match was increased to $2,500 effective calendar year 2015. The Company incurred charges of $0.2 million for employer matching contributions to the plan for the fiscal year ended March 31, 2016, and $0.1 million for each of the fiscal years ended March 31, 2015, and 2014.
15. Supplemental Cash Flow Information
The Company paid $0.5 million, $1.2 million, and $1.6 million in interest for the fiscal years ended March 31, 2016, 2015, and 2014, respectively.